UNITED STATES
(Check one):	SECURITIES AND EXCHANGE COMMISSION
☐ Form 10-KSB ☐ Form 20-F ☐ Form 11-K ☒ Form 10-QSB ☐ Form N-SAR ☐ Form N-CSR	Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

Commission File Number: 001-15775

For the Period Ended: September 30, 2004

☐ Transition Report on Form 10-K and Form 10-KSB

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q and Form 10-QSB

☐ Transition Report on Form N-SAR

For the Transition Period Ended:
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION

Full name of registrant: Global ePoint, Inc.

Former name if applicable: N/A

Address of principal executive office (street and number): 339 South Cheryl Lane

City, State and Zip Code: City of Industry, California 91789

PART II — RULE 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒

(a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)    The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period:

Global ePoint, Inc. was unable to file its Quarterly Report on Form 10-QSB for the quarter ended September 30, 2004 due to unanticipated delays in completing the testing and analysis procedures prerequisite to the completion of its financial statements.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Toresa Lou		(909) 869-1688
(Name)	(Area Code)	(Telephone number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report (s) been filed? If the answer is no, identify report(s): Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

SIGNATURES

GLOBAL EPOINT, INC.

(NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 15, 2004	By:	/s/ Toresa Lou
Toresa Lou
	Its:	Chief Executive Officer